Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF THE
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
CHRISTOPHER & BANKS CORPORATION

(Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware)

Christopher & Banks Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.             Pursuant to the authority conferred upon the Board of Directors of the Company by the Restated Certificate of Incorporation of the Company (as amended from time to time, the “Certificate of Incorporation”), the Board of Directors previously adopted resolutions creating and authorizing the issuance of 50,000 shares of Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) in accordance with the provisions of a Certificate of Designations relating to the Series A Preferred Stock (the “Series A Certificate of Designations”) as filed with the Delaware Secretary of State on July 6, 2012.

2.             None of the authorized shares of the Series A Preferred Stock are outstanding and none will be issued subject to the Series A Certificate of Designations.

3.             Pursuant to the authority conferred upon the Board of Directors of the Company pursuant to the Certificate of Incorporation, the Board of Directors adopted the resolutions on May 8, 2013, approving the filing of a Certificate of Elimination of the Series A Preferred Stock (the “Series A Certificate of Elimination”) and the elimination of the Series A Preferred Stock set forth below:

RESOLVED, that no authorized shares of the Series A Preferred Stock shall be issued pursuant to the Series A Certificate of Designations.

RESOLVED FURTHER, that, upon filing a Certificate of Elimination of the Series A Preferred Stock (the “Series A Certificate of Elimination”) with the Secretary of State of the State of Delaware, all matters set forth in the Series A Certificate of Designation with respect to the Series A Preferred Stock shall be eliminated from the Certificate of Incorporation.

RESOLVED FURTHER, that each of the Authorized Officers of the Company is hereby authorized and directed, in the name and on behalf of the Company, to prepare, execute and deliver to the Secretary of State of the State of Delaware the Series A Certificate of Elimination, as required by the Delaware General Corporation Law in order to effect the elimination of the Series A Preferred Stock.

RESOLVED FURTHER, that each of the Authorized Officers of the Company is hereby authorized and directed, in the name and on behalf of the Company, to execute and deliver any and all certificates, agreements and other documents, pay any fees or expenses, take any and all steps and do any and all things which any of them may deem necessary or advisable in order to effectuate the purposes of each and all of the foregoing resolutions.

RESOLVED FURTHER, that any actions taken by any of the Authorized Officers prior to the date hereof with respect to the foregoing matters are hereby ratified, confirmed and approved in all respects as the act and deed of the Company.

4.             In accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, all matters set forth in the Series A Certificate of Designations be, and hereby are, eliminated from the Certificate of Incorporation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be executed by its duly authorized officer on this 9th day of May, 2013.

CHRISTOPHER & BANKS CORPORATION

By:	/s/ Luke R. Komarek
	Name:	Luke R. Komarek
	Title:	Senior Vice President, General Counsel and Corporate Secretary